FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of November 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Issuance by CGGVeritas of Bonds Convertible into and/or

Exchangeable for New or Existing Shares (OCEANEs)

Paris, 13 November 2012

CGGVeritas (ISIN: FR0000120164 – NYSE: CGV) announces today the launch of an offering of bonds convertible into and/or exchangeable for new or existing shares (“OCEANEs”) due 1st January 2019 (the “Bonds”) in an initial nominal amount of approximately €315 million, which may be increased up to a maximum nominal amount of approximately €360 million in the event of the full exercise of the over-allotment option of 14 % granted to the Joint Lead Managers and Joint Bookrunners, exercisable no later than 16 November 2012.

The net proceeds of the issuance will be used to finance a portion of the €1.2 billion acquisition price for Fugro’s Geoscience Division under the Sale and Purchase Agreement dated 24 September 2012 (the “Acquisition”), together with (i) the net proceeds of approximately €400 million from a share capital increase realised on 23 October 2012, (ii) a €225 million set-off with Fugro (in the context of the establishment of the Seabed Joint Venture) and (iii) a bridge credit facility of €700 million (less the net proceeds of the Bonds) that will be made available to the Company to finance the balance of the acquisition price.

The Acquisition remains subject to customary conditions precedent, including the approval of the competition authorities, consultation with works councils and the creation of the Seabed Joint Venture. At this stage, the proposed acquisition has been notified to competition authorities in the United Kingdom and in Australia and will soon be notified to competition authorities in Norway and Turkey. At the date hereof, consultations with works councils are underway and the Seabed Joint Venture agreement is being negotiated.

If the Acquisition is not completed, particularly if the conditions precedent are not met, the net proceeds of the offering will be used to repay certain US dollar denominated bonds previously issued by the Company, which would reduce the Group’s interest payments and lengthen the average maturity of its debt, and may also be used to buy back shares in order to limit dilution related to the issuance of the Bonds.

The Bonds will be offered only by way of a private placement in France and outside France (but not in the United States of America, Canada, Australia or Japan) to persons referred to in Article L. 411-2-II of the French monetary and financial code (Code monétaire et financier), without a public offering in any country (including France).

The Bonds’ nominal value will represent an issue premium of 32 % to 40 % over CGGVeritas’ reference share price1 on the regulated market of NYSE Euronext in Paris (“Euronext Paris”).

The Bonds will bear interest at an annual nominal rate of 1.25 % to 1.75%, payable semi-annually in arrear on 1st January and 1st July of each year (or on the following business day if either of these two dates is not a business day). The first interest payment, to be made on 1st July 2013 (or on the following business day if such date is not a business day), will cover the period from 20 November 2012, the issue date of the Bonds, to 30 June 2013, inclusive, and will be calculated prorata temporis. The Bonds will be issued at par on 20 November 2012, the expected settlement date of the Bonds, and redeemed at par on 1st January 2019. The Bonds will entitle their holders to receive new and/or existing CGGVeritas shares at a ratio of one share per one Bond, subject to adjustments. Under certain conditions, the Bonds may be redeemed prior to maturity at the option of CGGVeritas.

[1]

The reference share price will be equal to the volume-weighted average share price of the Company’s shares recorded on Euronext Paris from the opening of trading on 13 November 2012 until the determination of the final terms and conditions of the Bonds.

The Bonds’ final terms are expected to be determined on 13 November 2012.

The Fonds Stratégique d’Investissement, which holds 7.53 % of the share capital of the Company, and IFP Energies Nouvelles, which holds 3.60 % of the share capital of the Company, have expressed their intention not to participate to the offering.

An application for the listing of the Bonds on Euronext Paris will be made. A listing prospectus will be prepared to list the Bonds on Euronext Paris and will be subject to the approval (visa) of the Autorité des marchés financiers (the “AMF”).

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the regulated market of NYSE Euronext in Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:

Investors Relations

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cggveritas.com

***

IMPORTANT NOTICE

This press release and the information contained herein do not constitute an offer to subscribe a purchase bonds convertible into new shares and/or exchangeable for existing shares (the “Bonds”), or any other securities, issued by CGG Veritas.

The registration document of CGGVeritas filed with the AMF on 20 April 2012 under No. D.12-0379 and the updates of the registration document filed with the AMF on 25 September 2012 under No. D.12-0379-A01 and 12 November 2012 under No. D.12-0379-A02 are available on the website of CGGVeritas (www.cggveritas.com) and on the website of the AMF (www.amf-france.org). CGGVeritas draws attention to the risk factors describing the company, its industry and the Acquisition, included in chapter 3 of the reference document and its updates.

This press release is not an offer to the public, an offer to subscribe or designed to solicit interest for purposes of an offer to the public in any jurisdiction, including France.

The Bonds will be offered only by way of a private placement in France and outside France (but not in the United States of America, Canada, Australia or Japan) to persons referred to in Article L. 411-2-II of the French monetary and financial code (Code monétaire et financier), without a public offering in any country (including France). A listing prospectus will be prepared for a listing on the regulated market of NYSE Euronext in Paris and will be subject to the approval (visa) of the Autorité des marchés financiers.

European Economic Area

With respect to the Member States of the European Economic Area which have implemented the Prospectus Directive (the “Relevant Member States”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any Relevant Member State. As a result, the Bonds may only be offered in Relevant Member States:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this paragraph, (i) the expression “offer to the public of Bonds” in relation to any Bond in any Relevant Member States, means any communication, to individuals or legal entities, in any form and by any means, of sufficient information on the terms and conditions of the offering and on the Bonds to be offered, thereby enabling an investor to decide to purchase or subscribe for the Bonds, as the same may be varied in that Member State, (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

These selling restrictions with respect to Member States apply in addition to any other selling restrictions which may be applicable in the Member States who have implemented the Prospectus Directive.

France

The Bonds have not been and will not be offered or sold or cause to be offered or sold, directly or indirectly, to the public in France. Any offers or sales of the Bonds and distributions of any offering material relating to the Bonds have been and will be made in France only to (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, as defined in, and in accordance with, Articles L.411-1, L. 411-2 and D.411-1 of the French Code monétaire et financier.

United Kingdom

This press release is addressed only (i) to persons located outside the United Kingdom, (ii) to investment professionals as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) to people designated by Article 49(2) (a) to (d) of the Order or (iv) to any other person to whom this press release could be addressed pursuant to applicable law (the persons mentioned in paragraphs (i), (ii), (iii) and (iv) all deemed relevant persons (“Relevant Persons”). The Bonds and, if applicable, the shares of CGGVeritas to be delivered upon exercise of the conversion rights (the “Financial Instruments”) are intended only for Relevant Persons and any invitation, offer of contract related to the subscription, tender, or acquisition of the Financial Instruments may be addressed and/or concluded only with Relevant Persons. All persons other than Relevant Persons must abstain from using or relying on this document and all information contained therein.

This press release is not a prospectus which has been approved by the Financial Services Authority or any other United Kingdom regulatory authority for the purposes of Section 85 of the Order.

Each institution in charge of the placement has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated invitations or inducements to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000), received by it in connection with the Bonds, in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the issuer; and

(ii)	it has complied and will comply with all applicable provisions of the Financial Services and Market Act 2000 with respect to anything that it has done or will do in relation to the Bonds in the United Kingdom, from the United Kingdom or otherwise involving the United Kingdom.

United States of America

This announcement does not constitute or form part of any offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States of America. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States of America to U.S. persons, or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements. The issuer does not intend to register any portion of the proposed offering in the United States of America and no public offering will be made in the United States of America. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933, as amended.

Canada, Australia and Japan

The Bonds may not and will not be offered, sold or purchased in Canada, Australia or Japan.

The information contained in this press release does not constitute an offer of securities for sale in Canada, Australia or Japan.

In accordance with the terms of the underwriting agreement to be entered into between CGGVeritas and the Managers, one of the managers, acting as stabilizing manager (or any other institution acting on its behalf) will have the ability, but not the obligation as from the moment on which the final terms of this transaction become public, i.e., on 13 November 2012, to intervene so as to stabilize the market for the Bonds and/or possibly the CGGVeritas’s shares in accordance with applicable laws and regulations, and in particular Regulation (EC) no. 2273/2003 of the Commission dated 22 December 2003. Such interventions may be interrupted at any time, if any, but at the latest on 16 November 2012 in accordance with article 8.5 of Regulation (EC) no. 2273/2003 of the commission dated 22 December 2003. Such interventions may stabilize the price of the CGGVeritas’s shares and of the Bonds. Such interventions may also affect the price of the CGGVeritas’s shares and of the Bonds and could result in such prices being higher than those that might otherwise prevail.

This press release has been issued by and is the sole responsibility of CGGVeritas. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Joint Lead Managers and Joint Bookrunners or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this press release or any other written or oral information made available to or publicly available to any interested party or its advisers, and any responsibility or liability therefor whether arising in tort, contract or otherwise is expressly disclaimed.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 13th, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP